Exhibit 12

GARDNER DENVER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	YEAR ENDED DECEMBER 31,
	2011	2010	2009	2008	2007
Earnings:
Net income (loss) before income taxes	$386,981	231,851	(138,394)	234,997	269,658
Fixed charges	25,814	32,882	38,896	33,709	33,034
Total earnings (loss), as defined	$412,795	264,733	(99,498)	268,706	302,692
Fixed Charges:
Interest expense	$15,397	23,424	28,485	25,483	26,211
Rentals — portion representative of interest	10,417	9,458	10,411	8,226	6,823
Total fixed charges	$25,814	32,882	38,896	33,709	33,034
Ratio of Earnings to Fixed Charges (deficiency in the coverage of fixed charges by earnings before fixed charges)	16.0x	8.1x	(138,394)	8.0x	9.2x

95